AB 3/4

KH 3/3

[redacted]

11016862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2011

Washington, DC
110

SEC FILE NUMBER
8- 47739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs	New York	12866
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathi Lewis — (518) 886-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway	Albany	New York	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, John J Collins III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of February 24, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

BELINDA J. BOUCHARD
Notary Public No. 01BO5041870
Saratogo Co., State of New York
Commission Exp. April 10, 20 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.

Financial Statements and Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2010

Mercer Allied Company L.P.
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Partners of Mercer Allied Company, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of earnings, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. (the "Partnership") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Partnership has had significant transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2011

PricewaterhouseCoopers LLP, 677 Broadway, Albany NY 12207
T: (518) 462 2030, F: (518) 427 4499, www.pwc.com/us

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2010

Assets	
Cash and cash equivalents	$ 4,355,941
Commissions receivable	19,998
Prepaid expenses	411,621
Total assets	$ 4,787,560
Liabilities and partners' capital	
Other liabilities and accrued expenses	$ 28,425
Due to Parent and affiliates	478,663
Income taxes payable	587,532
Total liabilities	1,094,620
Partners' capital	3,692,940
Total liabilities and partners' capital	$ 4,787,560

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2010

Revenues	
Brokerage commissions	$ 14,173,441
Operating expenses	
Administrative charges - affiliates	3,318,182
Licenses	692,335
Professional fees	47,425
	4,057,942
Pre-tax earnings	10,115,499
Provision for taxes	4,139,909
Net earnings	$ 5,975,590

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2010

	General Partner	Limited Partner	Total
Balance, December 31, 2009	$ 37,174	$ 3,680,176	$ 3,717,350
Net earnings	59,756	5,915,834	5,975,590
Distributions	(60,000)	(5,940,000)	(6,000,000)
Balance, December 31, 2010	$ 36,930	$ 3,656,010	$ 3,692,940

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net earnings	$ 5,975,590
Changes in operating assets and liabilities	
Commissions receivable	14,656
Prepaid expenses	(65,759)
Other liabilities and accrued expenses	(1,075)
Due to Parent and affiliates	93,619
Income taxes payable	411,820
Net cash provided by operating activities	6,428,851
Cash flows from financing activities	
Distributions	(6,000,000)
Net cash used for financing activities	(6,000,000)
Net increase in cash and cash equivalents	428,851
Cash and cash equivalents, beginning of year	3,927,090
Cash and cash equivalents, end of year	$ 4,355,941

Supplemental Disclosure:
Cash payments for income taxes for the year were $3,728,089.

1. Description of Business

Mercer Allied Company, L.P. (the "Partnership") is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) that refers clients of affiliated companies to clearing U.S. brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions). The Partnership is scheduled to expire December 31, 2044. Further, the Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

GS Ayco Holding LLC ("Parent") is the general partner of The Partnership and an indirect wholly-owned subsidiary of the Goldman Sachs Group, Inc. ("Group Inc"). The Ayco Company, L.P. is the limited partner of the Partnership.

2. Basis of Presentation and Significant Accounting Policies

These financials are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
Preparation of these financial statements require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on the best available information but actual results could be materially different.

Cash and Cash Equivalents
The Partnership defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business. Cash and cash equivalent balances are maintained at one institution which is insured by Federal Deposit Insurance (FDI) up to $250,000. The aggregate bank balance at this institution in excess of FDI was approximately $4,105,941 at December 31, 2010.

Revenue Recognition
Brokerage commission revenue for placing business with clearing brokers is recognized when earned and reasonably determinable. Brokerage commission revenue for placing insurance policies with insurance carriers is earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

3. Amended and Restated Limited Partnership Agreement

Allocations of income and losses are generally 99% to the limited partner and 1% to the general partner, except in certain circumstances (as outlined in the amended and restated limited partnership agreement) whereby income and loss allocations are based on a prescribed formula.

4. Related Party Transactions

As discussed below, the Partnership has had significant transactions with related entities. These transactions have had a significant impact on the Partnership's financial position, results of operations and cash flows. Whether the terms of these transactions would have been the same had they been between nonrelated entities cannot be determined.

The Partnership, through employees of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. The Partnership also refers clients of affiliated companies to clearing brokers and receives brokerage commissions. Total brokerage commissions earned through affiliated companies for the year ended December 31, 2010 aggregated $14,173,441.

The Partnership, which has no employees, is provided office space, facilities and operational and administrative support by the Parent and other affiliates, for which the Partnership was charged $3,318,182. At December 31, 2010, amounts due to Parent and affiliates for such services aggregated $478,663 (see Note 6).

5. Net Capital Requirements

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. Effective July 1, 2003, the National Association of Securities Dealers (NASD) approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At December 31, 2010, the Partnership had net capital of $3,261,321, which was $3,188,346 in excess of its minimum required net capital of $72,975.

6. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Partnership's assets and liabilities. The Partnership reports interest expense related to income tax matters in "Provision for taxes" and income tax penalties under "Operating expenses" in the statement of earnings.

The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. federal and various state and local income taxes on its earnings. The Partnership is included with Goldman Sachs Group, Inc. and subsidiaries in a consolidated federal corporate tax return as well as consolidated and combined state and local tax returns. The Partnership computes its tax provision as if it filed tax returns on a modified separate company basis and will settle such liabilities with affiliates pursuant to a tax sharing policy. The Partnership's income tax liabilities are presented as a component of "Income taxes payable" in the statement of financial condition.

The table below presents the components of the provision for taxes.

Current Taxes:	
U.S. Federal	$ 3,195,767
State and local	944,142
Provision for taxes	$ 4,139,909

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net expense of $28,667.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Partnership's tax liabilities are presented as "Income taxes payable" in the statement of financial condition. No valuation allowance was required and there was no change in the valuation allowance during the year.

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2010, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

The Partnership as part of the Parent's consolidated tax filing is subject to examination by U.S. Internal Revenue Service (IRS) and other state and local taxing authorities, such as New York. All corporate tax filing years subsequent to and including 2005 for U.S. Federal and 2004 for New York State remain open to examination by the taxing authorities. The Partnership believes that the resolution of the above tax exams will not have a material effect on the Partnership's financial condition, results of operations or cash flows.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital		
Total partners' capital	$	3,692,940
Deductions		
Non-allowable assets - commissions receivable and prepaid expenses		(431,619)
Net capital	$	3,261,321
Aggregate indebtedness		
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	1,094,620
Total aggregate indebtedness	$	1,094,620
Percentage of aggregate indebtedness to net capital		34 %
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-
Computation of basic net capital		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	72,975
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	72,975
Excess net capital	$	3,188,346
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	3,151,859

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II Focus Report of December 31, 2010, filed on January 21, 2011.

Mercer Allied Company, L.P.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3
December 31, 2010

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

pwc

Report of Independent Accountants

To the Partners of Mercer Allied Company, L.P.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Mercer Allied Company, L.P. for the year ended December 31, 2010, which were agreed to by Mercer Allied Company, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Mercer Allied Company L.P.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Mercer Allied Company L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Mercer Allied Company, L.P. check numbers 71 and 77, dated July 28, 2010 and January 24, 2011, for the amounts $15,493 and $19,941, respectively, obtained from Shelley Luks, Vice President Controllers Group.
2. Added the Total Revenue amounts reported on page 5, line 9 of the audited Form X-17A-5 for the three months ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 and compared the sum to the Total revenue amount of $14,173,441 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.
3. We note no adjustments reported on page 2, items 2b and 2c of Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $14,173,441 and $35,434 of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, 677 Broadway, Albany, NY 12207
T: (518) 462 2030, F: (518) 427 44991, www.pwc.com/us

pwc

This report is intended solely for the information and use of management and the board of directors of and the Partners of Mercer Allied Company, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2011

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Partners of Mercer Allied Company, L.P.:

In planning and performing our audit of the financial statements of Mercer Allied Company, L.P. (the "Partnership") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 677 Broadway, Albany, NY 12207
T: (518) 462 2030, F: (518) 427 44991, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February, 22, 2011

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